Exhibit 99.3

Execution Copy
TRUST AGREEMENT

THIS TRUST AGREEMENT (this "Agreement") is made this 26nd day of May, 2015 (and shall become effective at the Effective Time (as such term is defined in the Arrangement Agreement (as hereinafter defined))

AMONG:

JAY S. HENNICK, an individual resident in the City of Toronto, Ontario ("Jay")

- and -

HENSET CAPITAL INC., a corporation existing under the laws of the Province of Ontario ("Henset")

- and -

NEW FSV CORPORATION, a corporation existing under the laws of the Province of Ontario (which will change its corporate name to "FirstService Corporation") ("New FSV")

- and -

EQUITY FINANCIAL TRUST COMPANY, a trust company existing under the laws of Canada duly authorized to carry on the business of a trust company in the Province of Ontario and having an office in the City of Toronto, in the Province of Ontario (the "Trustee")

WHEREAS:

A.
FirstService Corporation, a corporation formed by amalgamation under the laws of the Province of Ontario pursuant to a Certificate and Articles of Amalgamation effective April 1, 1999, as amended, intends to spin-off, pursuant to a plan of arrangement (the "Arrangement"), the businesses (the "Separated Businesses") which make up the Residential Real Estate Services and Property Services divisions of FirstService Corporation as a new public company, as more particularly set out in the arrangement agreement (the "Arrangement Agreement") made as of the 11th day of March, 2015 among FirstService Corporation, New FSV, FSV Holdco ULC ("FSV Holdco") and FirstService Commercial Real Estate Services Inc., as it may be amended, modified or supplemented from time to time in accordance with its terms, so that, following completion of the Arrangement, New FSV will carry on the Separated Businesses as a separate, independent, publicly-traded company;

B.	New FSV has been incorporated in order to facilitate and participate in the Arrangement;

C.
it is proposed that in connection with or pursuant to the Arrangement, among other things: (i) FSV Holdco will become a wholly-owned subsidiary of New FSV; and (ii) FSV Holdco will be wound-up into New FSV, New FSV will change its name to "FirstService Corporation" and New FSV will be a reporting issuer (or the equivalent) in each of the provinces of Canada;

D.	upon completion of the Arrangement:

(i)
the authorized capital of New FSV will consist of an unlimited number of preference shares, issuable in series, an unlimited number of Multiple Voting Shares (the "Multiple Voting Shares") and an unlimited number of Subordinate Voting Shares (the "Subordinate Voting Shares"), of which, 1,325,694 Multiple Voting Shares will be issued and outstanding and, if completed on the date hereof, 34,644,911 Subordinate Voting Shares would be issued and outstanding;

(ii)	Henset will own all of the Multiple Voting Shares (being 1,325,694 Multiple Voting Shares). All of the issued and outstanding voting securities of Henset are owned by Jay; and

(iii)	all of the issued and outstanding Subordinate Voting Shares will be listed on the Toronto Stock Exchange (the "TSX") and The Nasdaq Stock Market;

E.
Jay and Henset (collectively, the "Multiple Voting Shareholders") wish to enter into this Agreement to ensure that the Subordinate Voting Shares will, upon completion of the Arrangement, and thereafter will continue to, be listed on the TSX and that the holders from time to time of Subordinate Voting Shares will not be deprived of rights under applicable take-over bid legislation to which they would have been entitled in the event of a take-over bid if the Multiple Voting Shares and the Subordinate Voting shares were considered to be a single class of shares;

F.
New FSV and the Multiple Voting Shareholders wish to constitute the Trustee as the trustee for the holders from time to time of the Subordinate Voting Shares for the purposes hereinafter set forth with the intent that such holders, through the Trustee, will receive the benefit of the covenants of New FSV and the Multiple Voting Shareholders contained in this Agreement; and

G.	the foregoing recitals are made as representations and statements of fact by Jay, Henset and New FSV and not the Trustee.

NOW THEREFORE THIS AGREEMENT WITNESSETH that, in consideration of the premises herein contained and for other good and valuable consideration, the receipt of which is hereby acknowledged, the parties hereto covenant and agree as follows:

1. Subject to Sections 2 and 8, no Multiple Voting Shares owned by any of the Multiple Voting Shareholders may be sold, directly or indirectly, pursuant to a take-over bid (as defined in applicable Canadian securities legislation) under circumstances in which any applicable Canadian securities legislation would have required the same offer or a follow-up offer to be made to holders of Subordinate Voting Shares if the same were to be a sale of Subordinate Voting Shares rather than Multiple Voting Shares, but otherwise on the same terms. For this purpose, it shall be assumed that the offer that would have resulted in such sale of Subordinate Voting Shares would have constituted a take-over bid under applicable Canadian securities legislation, regardless of whether this actually would have been the case. In determining whether there has been a sale of or offer for Multiple Voting Shares and the terms and conditions of any such sale or offer, effect will be given to all transactions contemplated by the arrangement pursuant to which the Multiple Voting Shares are sold, or are to be sold, whether such transaction or transactions are completed on, before or after the time of sale of Multiple Voting Shares.

2. Section 1 will not apply to prevent a sale by a Multiple Voting Shareholder of Multiple Voting Shares pursuant to a take-over bid if:

(a)	such sale is made pursuant to an offer to all holders of Multiple Voting Shares where a concurrent offer is made to all holders of Subordinate Voting Shares and:

(i)
the price offered per Subordinate Voting Share is at least equal to the higher of the per share price offered for the Multiple Voting Shares and the highest price paid by the offeror, within the 90 day period immediately preceding the date of such offer, for any Multiple Voting Shares owned directly or indirectly by such Multiple Voting Shareholder;

(ii)
the number of Subordinate Voting Shares offered to be purchased (exclusive of shares owned immediately prior to the offer by the offeror or associates or affiliates of the offeror) expressed as a percentage of the number of Subordinate Voting Shares outstanding is not less than the number of Multiple Voting Shares offered to be purchased expressed as a percentage of the number of Multiple Voting Shares outstanding;

(iii)
no condition is attached to the offer for the Subordinate Voting Shares, other than the right not to take up and pay for any Subordinate Voting Shares which may be tendered if no shares are purchased pursuant to the offer for the Multiple Voting Shares; and

(iv)	all other terms are at least as favourable to the holders of Subordinate Voting Shares as the terms of the offer for the Multiple Voting Shares are to such Multiple Voting Shareholder; or

(b)	there is a concurrent unconditional offer to purchase all of the Subordinate Voting Shares on the terms specified in paragraphs 2(a)(i) and 2(a)(iv); or

(c)
such sale is an indirect sale resulting from the acquisition of shares of a corporation which, directly or indirectly, on its own or jointly or in concert with any other party or parties, controls Henset or New FSV, where the transferor and the transferee are members of the Hennick Family (as defined below) and the transferee is the spouse or child of the transferor; provided that any such sale is made in accordance with applicable Ontario securities legislation and, where required by such legislation, an order from the Ontario Securities Commission permitting such sale has been obtained.

For the purposes of this Agreement, the term "Hennick Family" means collectively: (i) Jay; (ii) the spouse, children or estate of Jay; (iii) a trust the sole beneficiaries at which are any of the foregoing; and (iv) any and all corporations or entities which are directly or indirectly controlled by any one or more of the foregoing. For purposes hereof, "control" means the ownership of or control or direction over voting securities carrying more than 50% of the votes for the election of directors, other than by way of security, where the votes carried by such securities are sufficient, if exercised, to elect a majority of the board of directors or equivalent body of the relevant corporation or entity. For the purposes of this Section 2, the varying of any term of an offer shall be deemed to constitute the making of a new offer.

3. Without limiting the generality of Section 1: (i) a sale will be deemed to be an indirect sale of Multiple Voting Shares owned by a Multiple Voting Shareholder for the purposes of Section 1 if the offer pursuant to which such sale is made would be deemed to be an indirect offer for the Multiple Voting Shares under the take-over bid provisions of applicable Canadian securities legislation; (ii) an offeror shall be deemed to include any person or company acting jointly or in concert with such offeror under the take-bid provisions of applicable Canadian securities legislation; and (iii) any sale which would result in the direct or indirect acquisition of ownership of Multiple Voting Shares or in the direct or indirect acquisition of control or direction over such shares other than is permitted by Section 2, shall be construed to be a sale of such Multiple Voting Shares.

4. Each of the Multiple Voting Shareholders will use such shareholder's best efforts to prevent any person or company from carrying out an indirect sale described in Section 1 in respect of any Multiple Voting Shares owned from time to time by such Multiple Voting Shareholder, regardless of whether such person or company is a party to this Agreement, unless Section 2 applies in respect of such sale.

5. If any person or company carries out a sale (including an indirect sale) described in Section 1 in respect of any Multiple Voting Shares owned from time to time by a Multiple Voting Shareholder and if Section 2 does not apply in respect of such sale, such Multiple Voting Shareholder will not at the time such sale becomes effective or thereafter do any of the following with respect to any of the Multiple Voting Shares so sold:

(a)	dispose of them without the prior written consent of the Trustee;

(b)	convert them into Subordinate Voting Shares without the prior written consent of the Trustee; or

(c)	exercise any voting rights attaching to them;

in each case, except in accordance with the written instructions of the Trustee, and such Multiple Voting Shareholder will comply with such instructions. The Trustee may attach conditions to any consent the Trustee gives in exercising its rights hereunder. The Trustee will exercise such rights in a manner that the Trustee, on the opinion of counsel, considers to be: (i) in the best interests of the holders of the Subordinate Voting Shares, other than the Multiple Voting Shareholders and holders of Subordinate Voting Shares who, in the opinion of the Trustee, relying on the opinion of counsel, participated directly or indirectly in the transaction that triggered the operation of this Section 5; and (ii) consistent with the intentions of the parties hereto, other than the Trustee, in entering into this Agreement, as such intentions are set out in the recitals to this Agreement.

6. No Multiple Voting Shareholder will effect or facilitate a disposition of any Multiple Voting Shares (including, subject to Section 8, a pledge of security) unless the disposition is conditional upon the person or company acquiring the shares becoming a party to an agreement on the same terms and conditions, mutatis mutandis, as this Agreement, under which such person or company will have the same rights and obligations as the party effecting or facilitating such disposition hereunder and in which all references in this Agreement to the party effecting or facilitating such disposition will be to the acquiring person or company. The conversion of Multiple Voting Shares into Subordinate Voting Shares, whether or not such Subordinate Voting Shares are subsequently sold, will not constitute a disposition of Multiple Voting Shares for the purposes of this Agreement.

7. Subject to Section 8, in the event of any direct or indirect sale of Multiple Voting Shares to any transferee other than a member of the Hennick Family, the transferred Multiple Voting Shares shall be immediately converted into Subordinate Voting Shares. For the purpose of giving effect to the aforementioned conversion, a holder of Multiple Voting Shares proposing to transfer all or part of such shares (the "Transferred Shares") to a transferee who is not a member of the Hennick Family shall not affect any such transfer unless the transfer is conditional upon the person or company (the "Transferee") acquiring the Transferred Shares becoming a party to an agreement with the Trustee pursuant to which the Transferee agrees to exercise its right to convert all of the Transferred Shares into Subordinate Voting Shares.

8. Nothing in this Agreement will prevent any person (the "Borrower"), from time to time, directly or indirectly, granting a security interest, by way of pledge, hypothecation or otherwise, whether directly or indirectly, in Multiple Voting Shares owned by a Multiple Voting Shareholder to any financial institution with which the Borrower deals at arm's length (within the meaning of the Income Tax Act (Canada)) in connection with a bona fide borrowing provided that, if the Borrower is a Multiple Voting Shareholder, concurrently with the pledge, hypothecation or other granting of the security interest, the financial institution agrees in writing to become a party to and abide by the terms of this Agreement as if such financial institution were such Multiple Voting Shareholder until such time as the pledge, hypothecation or other security interest has been released or the Multiple Voting Shares which were subject thereto have been disposed of in accordance with the terms of this Agreement.

9. In the event that the Trustee has been provided with information, as a result of which it has reasonable cause to believe that any provision of this Agreement has been or may be breached (by any person other than the Trustee), the Trustee shall, acting on the opinion of counsel, make reasonable inquiries to determine whether such a breach has occurred or is intended to occur, and if the Trustee thereupon determines that such is the case, the Trustee shall forthwith deliver to New FSV a certificate stating that the Trustee has made such determination. The Trustee will thereupon be entitled to take and, subject to Section 11, will take such action as the Trustee, acting on the opinion of counsel, considers necessary to enforce its rights under this Agreement on behalf of the holders of the Subordinate Voting Shares.

Nothing in this Section 9 shall impose on the Trustee any obligation to make inquiries as to any breach of this Agreement provided that the Trustee does not have reasonable cause to believe that such a breach has occurred or is intended. Where the Trustee does not have any reasonable cause to so believe, the Trustee shall have no liability under this Section 9 in respect of any breach or intended breach.

10. Subject to Section 11, in the event holders of not less than 10% of the then outstanding Subordinate Voting Shares determine that any provision of this Agreement has been or will be breached (by any person other than the Trustee), such holders may require the Trustee to take action in connection therewith by delivering to the Trustee a requisition in writing signed in one or more counterparts by such registered holders and setting forth the action to be taken by the Trustee, and upon receipt by the Trustee of such a requisition, the Trustee will forthwith take such action as is specified in the requisition and any other action that the Trustee, relying on the opinion of counsel, considers necessary to enforce its rights under this Agreement on behalf of the holders of the Subordinate Voting Shares.

11. The obligation of the Trustee to take any action on behalf of the holders of the Subordinate Voting Shares will be conditional upon the Trustee receiving from New FSV and/or from one or more holders of Subordinate Voting Shares: (i) such funds and indemnities as the Trustee may reasonably require in respect of any fees, costs or expenses which it may incur in connection with any such action; and (ii) conclusive evidence of the registered holdings of the holders of Subordinate Voting Shares, including, but not limited to, a register showing the registered holders of outstanding Subordinate Voting Shares, the number of Subordinate Voting Shares so held by each holder and the total number of then outstanding Subordinate Voting Shares. New FSV will provide such funding and indemnities to the Trustee if the Trustee has delivered to New FSV the certificate referred to in Section 9.

12. No holder of Subordinate Voting Shares will have the right, other than through the Trustee, to institute any action or proceeding or to exercise any other remedy for the purpose of enforcing any rights arising from this Agreement unless holders of Subordinate Voting Shares have requested in the manner specified in Section 10 that the Trustee act and have provided reasonable funds and indemnities to the Trustee and the Trustee has failed to so act within 30 days after the provision of such funds and indemnities. In such case, any holder of Subordinate Voting Shares acting on behalf of such holder and all other holders of Subordinate Voting Shares will be entitled to initiate whatever proceedings that the Trustee would have been entitled to initiate in any court of competent jurisdiction.

13. The Trustee may resign and be discharged from all further duties and liabilities hereunder, subject to this Section 13, after giving 60 days' written notice to the other parties hereto or such shorter notice as such parties may accept as sufficient. New FSV will have the power at any time to remove the existing Trustee, provided such removal does not adversely affect the interests of the holders of the Subordinate Voting Shares, after giving the Trustee 30 days' written notice of such removal or such shorter notice that the Trustee will accept as sufficient. In the event that the office of the Trustee becomes vacant due to the removal of the existing Trustee by New FSV, New FSV will forthwith appoint a new trustee which must be one of the largest five corporations (in terms of assets under administration) licensed or authorized to carry on the business of a trust company in Ontario. In the event that the office of the Trustee becomes vacant otherwise than by removal of the Trustee by New FSV, New FSV will forthwith appoint a new trustee which must be a corporation licensed or authorized to carry on the business of a trust company in Ontario; failing such appointment, any of the parties hereto or any holder of Subordinate Voting Shares may apply to a judge of the Ontario Superior Court of Justice for the appointment of a new trustee. Upon any new appointment, the new trustee will be vested with the same powers, rights, duties and responsibilities as if it had been originally named herein as the Trustee, but there will be immediately executed, at the expense of New FSV, all such instruments as may be, in the opinion of counsel to New FSV, necessary or desirable to assure such vesting. Any resignation of the Trustee will not become effective until the successor party executes an appropriate instrument accepting the appointment of the new trustee. Notwithstanding such resignation or removal, the Trustee will continue to be indemnified in accordance with Section 14.

14.	(a)
The parties hereto, other than the Trustee, hereby jointly and severally indemnify and save harmless the Trustee from and against all claims made against it by anyone, in the absence of gross negligence, wilful misconduct or fraud by the Trustee, its officers, directors, employees and agents and independent contractors, by reason of the Trustee's compliance in good faith with the terms hereof. This indemnity shall survive the resignation or removal of the Trustee and the termination of this Agreement.

(b)
The Trustee may employ or retain such counsel (who may be counsel to New FSV), auditors, accountants or other experts or advisers, whose qualifications give authority to any opinion or report made by them as it may reasonably require for the purpose of discharging its duties hereunder and will not be responsible for any misconduct or negligence on the part of any of them. The Trustee may, if it is acting in good faith, rely on the accuracy of any such opinion or report.

(c)
The Trustee will have no responsibility, if it is acting in good faith, for the genuineness or validity of any securities, documents or other things deposited with it. In the exercise of its rights, duties and obligations hereunder, the Trustee may, if it is acting in good faith, rely as to the truth of the statements made in any certificates or other documents provided to it.

15. New FSV will pay the reasonable fees and expenses of the Trustee in connection with the performance of the Trustee's obligations hereunder, including the reasonable fees and disbursements of counsel or other experts employed by the Trustee but this Section 15 will not require New FSV to pay any fees or expenses in connection with any action taken by the Trustee pursuant to Section 10 if the Trustee has not delivered to New FSV the certificate referred to in Section 9 with respect to such action.

16. The Trustee hereby accepts the appointment as trustee for the holders from time to time of the Subordinate Voting Shares and the trusts in this Agreement declared and provided for and agrees to perform the same upon the terms and conditions herein set forth and to hold and exercise the rights, privileges and benefits conferred upon it hereby in trust for the various persons who are from time to time holders of Subordinate Voting Shares.

17. In the exercise of its rights and duties hereunder, the Trustee will exercise that degree of care, diligence and skill that a reasonably prudent trustee would exercise in comparable circumstances.

18. The Trustee represents that at the time of the execution and delivery hereof no material conflict of interests exists in the Trustee's role as a fiduciary hereunder and agrees that in the event of a material conflict of interest arising hereafter it will, within one month after ascertaining that it has such material conflict of interest, either eliminate the same or resign its trust hereunder. Subject to the foregoing, the Trustee, in its personal or any other capacity, may buy, lend upon and deal in securities of New FSV and generally may contract with and enter into financial transactions with New FSV or any of its affiliates without being liable to account for any profit made thereby.

19. The parties hereto, other than the Trustee, covenant and agree that all certificates representing Multiple Voting Shares will have endorsed thereon a legend to the effect that the Multiple Voting Shares represented by such certificates are subject to the terms of this Agreement and that a copy of this Agreement may be examined at the head office of New FSV. New FSV will maintain a true copy of this Agreement at its head office and will permit any shareholder of New FSV to inspect and make copies thereof during normal business hours.

20. It is acknowledged that damages may not be an adequate remedy if a party bound by this Agreement breaches any of its covenants contained herein. Therefore, the parties agree that orders of specific performance, injunctions, and other equitable remedies may be required to protect the parties hereto and the holders of Subordinate Voting Shares and thus may be sought and obtained hereunder in lieu of or in addition to damages and all defences and protests with respect to the seeking or granting thereof are hereby waived to the maximum extent permitted by law.

21. This Agreement will take effect at the Effective Time and shall terminate on the date upon which there are no longer any Multiple Voting Shares issued and outstanding; provided, however, that the obligations of New FSV under Sections 14 and 15 shall survive.

22. This Agreement will not be amended, varied or modified and no provision thereof will be waived, except with the approval of at least two-thirds of the votes cast by the holders of Subordinate Voting Shares present or represented at a meeting duly called for the purpose of considering such amendment, variation, modification or waiver, which two-thirds majority must include a simple majority of the votes cast by the holders of Subordinate Voting Shares, excluding any person (including Henset) who owns Multiple Voting Shares, is an affiliate of a person who owns Multiple Voting Shares or is a person who has an agreement to purchase Multiple Voting Shares prior to giving effect to the amendment, variation, modification or waiver.

23. Notwithstanding the provisions of Section 22, this Agreement may be amended without the approval of the holders of the Subordinate Voting Shares in order to correct or rectify any errors, ambiguities, defective provisions, inconsistencies or omissions herein, provided that the Trustee is of the opinion, relying on the opinion of counsel, that the rights hereunder of the holders of Subordinate Voting Shares will not be prejudiced in any material respect by such amendment and further provided that the prior consent of the TSX in respect of such amendment had been received.

24. No provision in this Agreement shall limit the rights of any holders of Subordinate Voting Shares under applicable Canadian securities legislation.

25. Any notice or other communication made pursuant to or in connection with this Agreement will be sufficiently given if it is in writing and delivered or sent by registered mail or by facsimile transmission or other form of recorded communication:

(a)	if to any of the Multiple Voting Shareholders, to:

c/o Henset Capital Inc.
1140 Bay Street, Suite 4000
Toronto, Ontario
M5S 2B4

Attention: Jay S. Hennick

Facsimile No.: 416-960-5333

(b)	if to New FSV, to:

1140 Bay Street, Suite 4000
Toronto, Ontario
M5S 2B4

Attention: Chief Executive Officer
Facsimile No.: 416-960-5333

(c)	if to the Trustee, to:

Equity Financial Trust Company
200 University Avenue, Suite 300
Toronto, ON M5H 4H1

Attention: Manager, Corporate Trust Services
Facsimile No.: 416-361-0470

or to such other address as the party to whom such notice or communication is to be given shall have last designated to the party giving the same in the manner specified in this Section 25. Any such notice or communication shall be deemed to have been given and received on the day it is so delivered or sent or on the third day following the mailing thereof in Ontario, as the case may be.

26. This Agreement will be governed by and construed in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein. The terms "associate" and "affiliate" used herein will have the meanings ascribed thereto under the Securities Act (Ontario). Reference herein to any legislation means such legislation in effect at the relevant time.

27. This Agreement will enure to the benefit of and be binding upon the parties and their respective heirs, legal representatives, successors and assigns, as applicable. Any entity resulting from the merger, amalgamation or continuation of the Trustee, or succeeding to all or substantially all of its corporate trust business (by sale of such business or otherwise), shall thereupon automatically become the Trustee hereunder without further act or formality

28. The parties hereto will do and perform and cause to be done and performed such further and other acts and things as may be necessary or desirable in order to give full effect to this Agreement.

29. This Agreement constitutes the entire agreement between the parties hereto with respect to the subject matter hereof.

30. If any provision or portion thereof of this Agreement or of the application thereof to any person or circumstance shall, to any extent, be invalid or unenforceable, the remainder of this Agreement or the application of such provision or portion thereof to any other person or circumstance shall not be affected thereby and each provision of this Agreement shall be valid and enforceable to the fullest extent permitted by law.

31. This Agreement may be simultaneously executed by the parties hereto in counterparts, each of which when so executed and delivered shall be deemed to be an original and such counterparts together shall constitute one and the same instrument and notwithstanding their date of execution they shall be deemed to be dated as of the date hereof. Delivery of an executed signature page to this Agreement by any party by electronic transmission shall be as effective as delivery of a manually executed copy of this Agreement by such party.

32. New FSV shall do all things necessary to facilitate the due performance of this Agreement including the fulfilment by the Multiple Voting Shareholders of their obligations hereunder.

[THE REMAINDER OF THIS PAGE IS INTENTIONALLY LEFT BLANK.]

IN WITNESS WHEREOF, the parties hereto have executed these presents on the day and year first above written.

HENSET CAPITAL INC.
Per:	"Jay S. Hennick"
Name: Jay S. Hennick Title: President

NEW FSV CORPORATION
Per:	"John B. Friedrichsen"
Name: John B. Friedrichsen Title: Director

EQUITY FINANCIAL TRUST COMPANY
Per:	"Shelley Martin"
Per:	Name: Shelley Martin Title: Senior Trust Officer "Kathy Thorpe"
Name: Kathy Thorpe Title: Senior Trust Officer

SIGNED, SEALED AND DELIVERED in the presence of "John G. Temesvary"	) ) ) ) ) ) ) ) ) ) )	"Jay S. Hennick"
Signature of Witness		JAY S. HENNICK
John G. Temesvary
Print Name of Witness